UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Sunesis Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
867328502

(CUSIP Number)
Judy Koh
Chief Financial Officer
Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, California 94111
(415) 676-3830

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: BAY CITY CAPITAL FUND V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,999,071 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

19,999,071 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,999,071 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)  Please see Item 5. This includes Series A Preferred Stock initially convertible into 9,994,990 shares of Common Stock, Warrants exercisable for a total of 9,994,990 shares of Common Stock and 9,091 shares of Common Stock directly owned by Bay City Capital LLC.

1	NAMES OF REPORTING PERSONS: BAY CITY CAPITAL FUND V CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,999,071 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

19,999,071 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,999,071 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)  Please see Item 5. This includes Series A Preferred Stock initially convertible into 9,994,990 shares of Common Stock, Warrants exercisable for a total of 9,994,990 shares of Common Stock and 9,091 shares of Common Stock directly owned by Bay City Capital LLC.

1	NAMES OF REPORTING PERSONS: BAY CITY CAPITAL MANAGEMENT V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		19,999,071 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,999,071 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,999,071 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A)  Please see Item 5. This includes Series A Preferred Stock initially convertible into 9,994,990 shares of Common Stock, Warrants exercisable for a total of 9,994,990 shares of Common Stock and 9,091 shares of Common Stock directly owned by Bay City Capital LLC.

1	NAMES OF REPORTING PERSONS: BAY CITY CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		19,999,071 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 19,999,071 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,999,071 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A)  Please see Item 5. This includes Series A Preferred Stock initially convertible into 9,994,990 shares of Common Stock, Warrants exercisable for a total of 9,994,990 shares of Common Stock and 9,091 shares of Common Stock directly owned by Bay City Capital LLC.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of voting common stock, par value $0.0001 per share (“Common Stock”), of Sunesis Pharmaceuticals, Inc., a Delaware corporation (“Sunesis” or the “Issuer”). The Issuer’s principal executive offices are located at 395 Oyster Point Boulevard, Suite 400, South San Francisco, CA 94080.
ITEM 2. IDENTITY AND BACKGROUND.
This statement is being filed by (1) Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), (2) Bay City Capital Fund Co-Investment Fund V, L.P., a Delaware limited partnership (“Co-Investment V” and together with Fund V, the “Purchasers”), (3) Bay City Capital Management V, LLC, a Delaware limited liability company (“Management V”) and (4) Bay City Capital LLC, a Delaware limited liability company (“BCC”). BCC is the manager of Management V. Management V is the general partner of Fund V and Co-Investment V. BCC is also an advisor to Fund V and Co-Investment V. Fund V, Co-Investment V, Management V and BCC are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto. The address of the principal business and office of each of the Reporting Persons is 750 Battery Street, Suite 400, San Francisco, California 94111.
The principal business of Fund V and Co-Investment V is investing in life sciences companies. The principal business of Management V is to serve as the general partner of Fund V, Co-Investment V and other pooled investment vehicles formed to invest in parallel with Fund V and Co-Investment V. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as the manager of the general partners of such funds.
During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management V are listed on Schedule 1 hereto and is incorporated by reference herein.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of that certain Securities Purchase Agreement, dated March 31, 2009 (the “Purchase Agreement”), by and among the Issuer, the Purchasers and the other investors that are parties thereto (together with the Purchasers, the “Investors”), Fund V and Co-Investment V purchased units consisting of an aggregate of (i) 666,333 shares (the “Shares”) of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) warrants to purchase 6,663,330 shares of Common Stock (the “Warrants” and, together with the Shares, the “Securities”), on April 3, 2009 (the “First Unit Closing”) for a total purchase price of $2,298,851. Each share of Series A Preferred Stock is initially convertible into 10 shares of Common Stock, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like, and may be converted into Common Stock in the manner described under the heading titled “Certificate of Designation” in Item 6 below. The Warrants are exercisable at any within seven (7) years of the date of issuance at an exercise price of $0.22 per share, provided that stockholder approval must be obtained before any Investor can exercise Warrants that would result in such Investor beneficially owning in excess of 19.99% of the Issuer’s issued and outstanding voting capital stock.
On October 27, 2009, the Issuer and the Investors entered into that certain Second Agreement Regarding Private Placement of Securities (the “Amendment Agreement”) to amend certain terms of the Purchase Agreement and the Investor Rights Agreement (as defined below). On October 30, 2009, pursuant to the Purchase Agreement, as amended, Fund V and Co-Investment V purchased additional units consisting of an aggregate of (i) 333,166 shares of Series A Preferred Stock and (ii) Warrants to purchase 3,331,660 shares of Common Stock, for an aggregate purchase price of $1,149,425 (the “Second Unit Closing”).
The source of funds for the acquisition of the Securities was from capital contributions from the respective partners of each of the Purchasers.
ITEM 4. PURPOSE OF TRANSACTION.
Fund V and Co-Investment V purchased the Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.
The Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Warrants, acquire additional shares of Common Stock from the Issuer or third parties and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, Warrants and/or Common Stock issued upon exercise of the Warrants, upon conversion of the Shares or in other acquisitions, in the open market, in privately negotiated transactions to the Issuer or third parties or through distributions to their respective partners, in change of control transactions or tender offers, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; contractual obligations; securities law compliance; and other future developments.

Except as set forth in this Item 4 and Item 6 below, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
As of the close of business on October 30, 2009, Fund V, Co-Investment Fund V, Management V and BCC owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)
Fund V	19,999,071 (1)		36.8%
Co-Investment V	19,999,071 (1)		36.8%
Management V	19,999,071 (1	) (**)	36.8%
BCC	19,999,071 (1	) (**)	36.8%

(*)	all percentages in this table are based on (i) 34,419,176 shares of Common Stock of the Issuer outstanding as of June 30, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the Commission on July 28, 2009, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series A Preferred Stock initially convertible into 9,994,990 shares of Common Stock, Warrants exercisable for a total of 9,994,990 shares of Common Stock and 9,091 shares of Common Stock. The 9,091 shares of Common Stock were acquired by BCC prior to the execution of the Purchase Agreement and are directly owned by BCC.
Fund V and Co-Investment V, respectively, have shared voting and dispositive power with respect to the shares held by Fund V and Co-Investment V, respectively. Management V has sole voting and dispositive power with respect to the shares held by Fund V and Co-Investment V. Management V disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. BCC has sole voting and dispositive power with respect to the shares held by Fund V and Co-Investment V. BCC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.
Except as set forth herein, none of the Reporting Persons have effected any transaction in Issuer stock during the past 60 days.
Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities or the underlying Common Stock.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Securities Purchase Agreement
The Purchase Agreement, as amended, provides for the sale of an additional tranche of securities to the Investors. Subject to the approval of the Issuer’s stockholders, the Issuer may sell $28.5 million of Common Stock in the common equity closing (the “Common Equity Closing”). The Common Equity Closing may be completed at the Issuer’s election prior to the earlier of December 31, 2010 and a qualifying alternative common stock financing, or upon the election of the Investors holding of a majority of the Series A Preferred Stock issued pursuant to the Purchase Agreement prior to a date determined with reference to the Issuer’s cash balance dropping below $2.5 million at certain future dates. If the Issuer elects to hold the Common Equity Closing, it will be subject to the approval of the Investors holding a majority of the Series A Preferred Stock issued pursuant to the Purchase Agreement and subject to a condition that the Issuer sells at least $28.5 million of Common Stock in the Common Equity Closing. If the Common Equity Closing is to take place, Fund V and Co-Investment V may elect to purchase an aggregate of 23,824,450 shares of Common Stock, for an aggregate purchase price of $6,551,724.
Copies of the Purchase Agreement and the Amendment Agreement are filed as Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated by reference herein.
Investor Rights Agreement
The Issuer and the Investors entered into an Investor Rights Agreement, dated April 3, 2009 (the “Investor Rights Agreement”), as amended by the Amendment Agreement. Pursuant to the Investor Rights Agreement, as amended, the Issuer has agreed to register the resale of the shares of Common Stock (i) issued or issuable upon conversion of the Shares, (ii) issued or issuable upon exercise of the Warrants and (iii) issued in connection with the Common Equity Closing (collectively, the “Registrable Securities”). The Issuer will file a registration statement (the “Initial Registration Statement”) on Form S-3 to register the resale of the Registrable Securities (i) within forty-five calendar days following the consummation of (A) the Common Equity Closing or (B) a qualifying alternative common stock financing, (ii) within sixty calendar days following delivery of notice that the Investors will not participate in the Common Equity Closing (the “Non-Participation Notice”) or (iii) by the earlier of March 31, 2011 or five business days following the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, in the event that the Common Equity Closing or a qualifying alternative common stock financing has not been consummated and a Non-Participation Notice has not been delivered on or prior to December 31, 2010. If the Issuer is not permitted to include all Registrable

Securities in such registration as a result of Rule 415, it will file amendments and/or additional registration statements covering the maximum number of Registrable Securities. The Issuer will use its commercially reasonable best efforts to cause each registration statement to become effective within ninety days of filing, unless reviewed. The Issuer will also use its commercially reasonable best efforts to keep the registration statement effective until all shares cease to be Registrable Securities.
The Issuer will file a registration statement with respect to the Registrable Securities for an underwritten offering upon the written request of the holders of at least a majority of the Registrable Securities, provided that (i) the Issuer is not permitted to include all Registrable Securities in the Initial Registration Statement, (ii) the per share fair market value of the Common Stock has been at least $0.66 for a period of thirty trading days with an average daily trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, splits and recapitalizations) and (iii) the aggregate offering price is at least $10,000,000. The Issuer may decline or postpone the filing of such registration statement under certain circumstances described in the Investor Rights Agreement, as amended. The Issuer has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registration statements.
Pursuant to the Investor Rights Agreement, as amended, for so long as at least 250,000 shares of Series A Preferred Stock remain outstanding, the Investors have certain rights of first refusal with respect to future issuances of the Issuer’s securities, including as part of a future equity financing, subject to customary exclusions.
Pursuant to the Investor Rights Agreement, as amended, upon the First Unit Closing, the size of the Issuer’s board of directors was set at eight members, and the Investors holding a majority of the Series A Preferred Stock are entitled to designate, and the Issuer is required to nominate, three members to the Issuer’s board of directors. Alta BioPharma Partners III, L.P. (“Alta”), Bay City Capital L.P. (“Bay City Capital”) and New Enterprise Associates (“NEA”), together with their respective affiliates, each have the right to designate one such investor designee. On January 1, 2010 or such later as determined by the Investors holding a majority of the Series A Preferred Stock, the size of the Issuer’s board of directors will be increased to nine members, and the Investors holding a majority of the Series A Preferred Stock will be entitled to designate, and the Issuer will be required to nominate, five members to the Issuer’s board of directors. Alta, Bay City Capital, NEA and Nextech Ventures, together with their respective affiliates, will each have the right to designate one such investor designee.
A copy of the Investor Rights Agreement and the Amendment Agreement are filed as Exhibits 4 and Exhibit 3 hereto, respectively, and are incorporated by reference herein.
Certificate of Designation
The rights and privileges of the Shares are contained in the Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (the “Certificate of Designation”), as amended by the Certificate of Amendment to the Certificate of Designation (the “Certificate of Amendment”). The Series A Preferred Stock is convertible at the election of the Purchasers at any time after the earlier to occur of (i) one day following the closing of a qualifying alternative common stock financing or (ii) January 24, 2011. The Shares are convertible into that number of shares of Common Stock determined by dividing the initial issuance price for the Series A Preferred Stock, equal to $2.20 per share (the “Original Series A Issue Price”), by the conversion price, which is initially set at $0.22 per share. The conversion price is subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.
All outstanding shares of Series A Preferred Stock would be automatically converted into shares of Common Stock upon the earlier to occur of: (i) the affirmative election of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock; (ii) the date, following the closing of a qualifying alternative common stock financing, on which the closing bid price for Common Stock has been equal to or at least $0.66 per share for a period of thirty trading days with an average trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like); or (iii) the date of the Common Equity Closing. If the Common Equity Closing occurs, and a holder of Series A Preferred Stock fails to purchase all or a portion of its pro rata amount of the shares of Common Stock required to be purchased by such holder at the Common Equity Closing, then a portion of such holder’s shares of Series A Preferred Stock determined in accordance with the Certificate of Designation, as amended by the Certificate of Amendment, will be automatically converted into shares of Common Stock on a one for one basis, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.
In the event of a liquidation, dissolution or winding up of the Issuer, each holder of Series A Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to $10.35, plus all declared and unpaid dividends, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.
Each holder of Series A Preferred Stock is entitled to participate, when, as and if declared by the Issuer’s board of directors, on an as-converted basis with respect to any dividends payable to the holders of Common Stock.
The holders of the Series A Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series A Preferred Stock. For so long as at least 250,000 shares of Series A Preferred Stock are outstanding, an affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock is required for the Issuer to effect: (i) any sale, merger or reorganization of the Issuer or a sale, exclusive license or exclusive partnering (in either case, on a worldwide or regional basis) of a majority or more of the assets of the Issuer; (ii) any declaration or payment of dividends on the Issuer’s capital stock; (iii) any distribution of cash, securities or other Issuer property to any of its security holders (other than in ordinary course consistent with past practice); (iv) any redemption of securities of the Issuer; (v) any amendment of the Issuer’s certificate of incorporation or bylaws; (vi) any voluntary liquidation, dissolution or winding up of the Issuer; (vii) any creation or authorization of a new class or series of shares having rights and privileges senior to or on parity with the Series A Preferred Stock; (viii) any issuance of Common Stock, unless certain conditions are met; (ix) any issuance of shares of capital stock of the Issuer, unless certain conditions are met, incurrence of indebtedness or grant of any security interest in the Issuer (or any subsidiary thereof) or their respective assets; (x) any increase or decrease in the authorized number of shares of the Series A Preferred Stock; or (xi) any amendment of the rights and privileges of the Series A Preferred Stock.
A copy of the Certificate of Designation and the Certificate of Amendment are filed as Exhibit 5 and Exhibit 6 hereto, respectively, and are incorporated by reference herein.
Warrants
The Warrants permit the holder to purchase shares of Common Stock at an exercise price of $0.22 per share during the exercise period, which expires seven (7) years from the date of issuance. Payment of the exercise price may be made in cash, or, subject to certain exceptions, by net exercise. The exercise price and the number of shares issuable upon exercise of the Warrants is subject to adjustment for any stock dividends, combinations, stock splits, and the like. Stockholder approval must be obtained before any Investor can exercise Warrants that would result in such Investor beneficially owning in excess of 19.99% of the Issuer’s issued and outstanding voting capital stock.
A copy of the Form of Warrant is filed as Exhibit 7 hereto and is incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement, dated March 31, 2009, by and among Sunesis Pharmaceuticals, Inc., Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 3	Second Agreement Regarding Private Placement of Securities of Sunesis Pharmaceuticals, Inc. dated October 27, 2009, by and among Sunesis Pharmaceuticals, Inc., Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.66 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009)

Exhibit 4	Investor Rights Agreement, dated April 3, 2009, by and among Sunesis Pharmaceuticals, Inc., Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 5	Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 6	Certificate of Amendment to the Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009)

Exhibit 7	Form of Warrant to Purchase Common Stock of Sunesis Pharmaceuticals, Inc., issued to Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 3, 2009

/s/ Carl Goldfischer
Carl Goldfischer, Managing Director
Bay City Capital LLC
for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management
V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

SCHEDULE 1
Members of Management V
Fred Craves
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Chairman and Managing Director of Bay City Capital LLC
Citizenship: U.S.A.
Carl Goldfischer
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Managing Director of Bay City Capital LLC
Citizenship: U.S.A.
BF5 GP Investors, LLC
71 South Wacker Drive
Chicago, IL 60606
Principal Business: Hold membership interest in Bay City Capital Management V LLC
Kirby Bartlett
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
Ross Bersot
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
Lionel Carnot
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: Switzerland
Jeanne Cunicelli
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
William Gerber
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.

Douglass Given
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
Robert Hopfner
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
Judy Koh
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
Dayton Misfeldt
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Partner of Bay City Capital LLC
Citizenship: U.S.A.
Members of BCC
PCP-BCC Acquisition, LLC
71 South Wacker Drive
Chicago, IL 60606
Principal Business: Hold membership interest in Bay City Capital LLC
State of Organization: Delaware
Fred Craves
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Chairman and Managing Director of Bay City Capital LLC
Citizenship: U.S.A.
Carl Goldfischer
c/o Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco, CA 94111
Principal Occupation: Managing Director of Bay City Capital LLC
Citizenship: U.S.A.
Sanford Zweifach
694 Sausalito Blvd.
Sausalito, CA 94965
Principal Occupation: Managing Director of Reedland Capital Partners
Citizenship: U.S.A.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement, dated March 31, 2009, by and among Sunesis Pharmaceuticals, Inc., Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 3	Second Agreement Regarding Private Placement of Securities of Sunesis Pharmaceuticals, Inc. dated October 27, 2009, by and among Sunesis Pharmaceuticals, Inc., Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.66 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009)

Exhibit 4	Investor Rights Agreement, dated April 3, 2009, by and among Sunesis Pharmaceuticals, Inc., Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 5	Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 6	Certificate of Amendment to the Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009)

Exhibit 7	Form of Warrant to Purchase Common Stock of Sunesis Pharmaceuticals, Inc., issued to Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009)

Exhibit 1
JOINT FILING STATEMENT
Each of Bay City Capital LLC, Bay City Capital Management V LLC, Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. hereby express its agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Sunesis Pharmaceuticals, Inc. is filed on behalf of each of the them.
Date: November 3, 2009

/s/ Carl Goldfischer
Carl Goldfischer, Managing Director
Bay City Capital LLC
for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.